Mission Advancement Corp.

2525 E Camelback Rd, Ste 850

Phoenix, AZ 85016

February 25, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Mission Advancement Corp.
Registration Statement on Form S-1
File No. 333-252918

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mission Advancement Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on March 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Peter Keane
Peter Keane
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP